SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2015:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			35,080,552		0.2232	0.2232

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	09	127,654	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	10	705,850	0.00000	0.00
			Total Conversion ADRs (Out)		833,504		0.00
Shares	Common	Direct with the Company	Deferred Shares	01	203,737	1.74171	354,851.23
Shares	Common	Direct with the Company	Exerc Options	01	22,400	0.80500	18,032.00
Shares	Common	Direct with the Company	Exerc Options	01	224,450	9.35960	2,100,762.22
Shares	Common	Direct with the Company	Exerc Options	02	70,075	0.49852	34,933.79
Shares	Common	Direct with the Company	Exerc Options	03	54,225	9.35960	507,524.31
Shares	Common	Direct with the Company	Exerc Options	07	83,150	2.11284	175,682.65
Shares	Common	Direct with the Company	Exerc Options	08	606,825	9.35960	5,679,639.27
Shares	Common	Direct with the Company	Exerc Options	09	78,075	5.36760	419,075.37
Shares	Common	Direct with the Company	Exerc Options	09	136,325	5.35960	730,647.47
Shares	Common	Direct with the Company	Exerc Options	09	87,500	6.95880	608,895.00
Shares	Common	Direct with the Company	Exerc Options	11	28,925	2.11284	61,113.90
Shares	Common	Direct with the Company	Exerc Options	11	59,750	2.31648	138,409.68
Shares	Common	Direct with the Company	Exerc Options	11	46,000	4.14096	190,484.16
Shares	Common	Direct with the Company	Exerc Options	14	85,850	9.35960	803,521.66
Shares	Common	Direct with the Company	Exerc Options	18	36,150	9.35960	338,349.54
Shares	Common	Direct with the Company	Deferred Shares	22	52,403	1.37213	71,903.81
Shares	Common	Direct with the Company	Exerc Options	22	18,400	3.99096	73,433.66
			Total Sell		1,894,240		12,307,259.72
Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	112,161	18.73	2,100,775.53
Shares	Common	Direct with the Company	Plan of Shares Acquisition	03	27,068	18.75	507,525.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	07	5,842	18.60	108,661.20
Shares	Common	Direct with the Company	Plan of Shares Acquisition	18	19,009	17.80	338,360.20
Shares	Common	Direct with the Company	Plan of Shares Acquisition	22	4,092	17.95	73,451.40
			Total Buy		168,172		3,128,773.33

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			32,520,980		0.2069	0.2069

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2015:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price (USD)	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	09	127,654	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	10	705,850	0.00000	0.00
			Total Conversion ADRs (In)		833,504		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	09	95,221	4.89	465,630.45
			Total Buy		95,221		465,630.45
ADR (*)	Common	Direct with the Company	Exerc Options	09	222,875	2.089200	465,630.45
ADR (*)	Common	Direct with the Company	Exerc Options	10	116,550	1.546853	180,285.72
ADR (*)	Common	Direct with the Company	Exerc Options	10	316,625	0.205931	65,202.90
ADR (*)	Common	Direct with the Company	Exerc Options	10	138,500	1.428914	197,904.59
ADR (*)	Common	Direct with the Company	Exerc Options	10	134,175	2.532928	339,855.61
			Total Sell		928,725		1,248,879.27

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer